UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No.  1  )
                                     ---


                    ALFA International Corp.
       ___________________________________________________
                        (Name of Issuer)

                          Common Stock
       ___________________________________________________
                 (Title of Class of Securities)

                           015389-30-7
                   __________________________
                         (CUSIP Number)

   Frank J. Drohan, 50 S. Buckhout St., Irvington, NY 10533.
                          914-591-1994
  ____________________________________________________________
(Name, Address and Telephone  Number of Person Authorized to
Receive Notices and Communications)


                        January 23, 1997
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [   ].












                          SCHEDULE 13D

CUSIP No.  015389-30-7                      Page  2  of  8  Pages
         ---------------                         ---    ---
_________________________________________________________________
| 1 | NAME OF REPORTING PERSON               Frank J. Drohan    |
|   | S.S. OR I.R.S. IDENTIFICATION                             |
|   |    NO. OF ABOVE PERSON                 ###-##-####        |
---------------------------------------------------------------
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[  ] |
|   |                                                   (b)[  ] |
---------------------------------------------------------------
| 3 | SEC USE ONLY                                              |
---------------------------------------------------------------
| 4 | SOURCE OF FUNDS                               OO, PF      |
---------------------------------------------------------------
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           |
|   |    REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)         [  ]  |
---------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION      United States   |
---------------------------------------------------------------
NUMBER OF    | 7 | SOLE VOTING POWER            1,583,726       |
 SHARES      --------------------------------------------------
BENEFICIALLY | 8 | SHARED VOTING POWER                          |
 OWNED BY    --------------------------------------------------
   EACH      | 9 | SOLE DISPOSITIVE POWER       1,583,726       |
REPORTING    --------------------------------------------------
  PERSON     |10 | SHARED DISPOSITIVE POWER                     |
   WITH      |   |                                              |
---------------------------------------------------------------
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   |
|    |   EACH REPORTING PERSON                  1,583,726       |
---------------------------------------------------------------
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN                     |
|    |   ROW (11) EXCLUDES CERTAIN SHARES                  [  ] |
|    |                                          See Item 5      |
---------------------------------------------------------------
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT                   |
|    |   IN ROW (11)                            44.6%           |
---------------------------------------------------------------
| 14 | TYPE OF REPORTING PERSON                 IN              |
|    |                                                          |
---------------------------------------------------------------







                           Schedule 13D -- Amendment No. 1



     This Amendment amends and restates the Schedule 13D dated
January 21, 1992 filed by Frank J. Drohan with respect to the Common Stock of Alfa International Corp.


     Item 1.             Security and Issuer

                         Security:
                         $.01 par value common stock (CUSIP #
                         015389-30-7)(the "Common Stock) of ALFA
                         International Corp. (the "Issuer").

                         On December 9, 1992 the Issuer filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Arizona. Pursuant to the Issuer's confirmed Plan of Reorganization ("Plan") the then outstanding 6,545,006 shares (CUSIP # 015389-10-9) of the Issuer's common stock (the "Old Common Stock") were reverse split on a 1 for 25 basis into 261,800 shares of Common Stock.

                         Name and Address of Principal
                         Executive Offices of Issuer:

                         ALFA International Corp.
                         50 South Buckhout Street
                         Irvington-On-Hudson
                         New York  10533

     Item 2.             Identity and Background

               (a)       Name:
                         Frank J. Drohan ("Drohan")

               (b)       Business Address:
                         50 South Buckhout Street
                         Irvington-On-Hudson
                         New York  10533

               (c)       Present Principal Employment:
                         President and Chief Executive Officer of
                         Issuer and President and Chief Executive
                         Officer of Issuer's wholly owned
                         subsidiary, Ty-Breakers Corp., a New York corporation ("Ty-Breakers"). Ty-Breakers is engaged in the business of manufacturing and marketing imprinted apparel made from TYVEK (a DuPont fabric material) and from KENSEL (a proprietary fabric material for which Ty-Breakers holds the patent), and the Issuer, through its ownership of Ty-Breakers, is engaged in the business of Ty-Breakers. The address of both the Issuer and of Ty-Breakers is: 50 South Buckhout Street, Irvington-On-Hudson, New York 10533.

               (d)       Conviction in Criminal Proceedings:
                         None

               (e)       Securities Laws Violations:
                         None

               (f)       Citizenship:
                         United States

     Item 3.             Source and Amount of Funds or Other
                         Consideration

                    i. Pursuant to the Plan, Drohan's 2,674,000 shares of Old Common Stock were reverse split on a 1 for 25 basis into 106,960 shares of Common Stock.

                    ii.  Pursuant to the Plan, Drohan was issued
                         498,241 shares of Common Stock in payment of his post-petition claim against the Issuer of $4,982.41 .

                    iii. Drohan acquired 71,850 shares of Common
                         Stock in a private transaction for $718.50 on August 30, 1996 using personal funds.

                    iv. As of December 6, 1996, Drohan was issued 164,175 shares of Common Stock in consideration of past services to the Issuer.

                    v.   Pursuant to an Agreement and Plan of
                         Merger (the "Merger Agreement") dated
                         January 9, 1997 among the Issuer, Alfa
                         Acquisition Corp., a wholly owned
                         subsidiary of the Issuer ("AAC"), and Ty-
                         Breakers (NY) Corp. ("TYNY"), on January
                         23, 1997, TYNY was merged with and into
                         AAC (the "Merger"). Subsequent to the
                         Merger AAC changed its corporate name to Ty-Breakers Corp. ("Ty-Breakers").
                         Pursuant to the Merger, Drohan exchanged his 2,970,000 shares of TYNY common stock, constituting approximately 75.4% of the outstanding shares of TYNY common stock on a fully diluted basis, for 742,500 shares of the Issuer's Common Stock. The Merger Agreement is attached as an Exhibit to the Issuer's filing on Form 8-K dated January 27, 1997 and incorporated herein by reference.


     Item 4.             Purpose of Transaction:

                         Drohan acquired and holds the Common Stock for the purpose of managing and developing the Issuer and investing in its growth.

                         Prior to the Merger, TYNY had shares of
                         common stock and preferred stock
                         outstanding. The terms of the Merger
                         included, among other things, (i) the
                         conversion of all outstanding preferred
                         shares of TYNY in accordance with their
                         terms into the appropriate number of
                         common shares of TYNY and, (ii) the
                         exchange of all the capital stock of TYNY for shares of Common Stock on the basis of one (1) share of Common Stock for each four (4) shares of common stock of TYNY. Immediately prior to the Merger, Drohan owned 32.9% of the Common Stock. Immediately after the Merger, and as of the date hereof, Drohan owns 44.6% of the outstanding shares of Common Stock.

                         The Issuer is in discussions with
                         Auto-Pilot, Inc., a Delaware corporation
                         ("API"), with respect to a possible
                         acquisition of API by the Issuer. Such
                         discussions are in a preliminary stage and no assurance as to their outcome can be made at this time. API, which is controlled by Drohan and members of his family, is involved in the design and development of single board computers with real-time operating systems for the embedded systems market.

                         The Issuer, Drohan and Old Dominion Growth
                         Fund Limited, a British Virgin Islands
                         corporation ("Old Dominion") are parties to an investment banking agreement dated December 6, 1996 ("I.B. Agreement"). The I.B. Agreement is attached hereto as an Exhibit and incorporated herein by reference. The I.B. Agreement contemplates, among other things, an offering ("Offering") to be conducted by Old Dominion on behalf of the Issuer of up to one million five hundred thousand dollars of the Issuer's securities. As part of the compensation to be paid to Old Dominion pursuant to the I.B. Agreement and conditional upon the term of the I.B. Agreement not having expired, Drohan is obligated to offer to sell 71,850 shares of Common Stock that he owns to Old Dominion at a price of $.01 per share promptly after receipt by the Issuer of $500,000 of the proceeds in the Offering. In accordance with the I.B. Agreement, the Issuer is required to appoint a nominee of Old Dominion to the Issuer's Board of Directors.

                         The Issuer presently intends within the
                         next 12 months to seek the approval of its shareholders to change its state of Incorporation from New Jersey to Delaware and to change its corporate name to more properly reflect its present operations.

          Except as set forth above, Drohan has no plans or proposals of the kind described in clauses (a) through (j) of Item 4 of Schedule 13D.


     Item 5.   (a)       Interest in Securities of the Issuer:

                              Aggregate No.       Percentage of
                              of Shares of        Issuer's Common
     Name                     Common Stock        Stock Outstanding

     Frank J. Drohan          1,583,726 <F1>           44.6% <F2>

     <F1> Does not include option shares referred to in Item 6.

     <F2> Based on 3,543,896 shares of Common Stock outstanding as of the date hereof.

               (b)       Drohan has sole power to vote or direct
                         the vote and sole power to dispose or to direct the disposition of all shares identified in Item 5(a) above.

               (c) Other than the acquisition of shares of Common Stock in connection with the Merger described in Item 3(v) hereof and in connection with the stock grant described in Item 3(iv) hereof, Drohan has not engaged in any transaction in the Common Stock during the past 60 days.

               (d)       None

               (e)       Not Applicable


     Item 6.             Contracts, Arrangements, Understandings
                         or Relationships with respect to
                         Securities of the Issuer:

               The Issuer and Old Dominion are parties to a promissory note dated November 13, 1996 ("Note"), and Drohan and Old Dominion are parties to an escrow agreement dated November 13, 1996 ("Escrow Agreement"). The Note and the Escrow Agreement are attached hereto as exhibits and are incorporated herein by reference. Pursuant to the Note, Old Dominion loaned the Issuer $100,000 and pursuant to the terms of the Note and the Escrow Agreement, Drohan pledged 605,201 shares of Common Stock owned by him as security for the repayment to Old Dominion by the Issuer of all amounts due under the Note. The
               Note is payable on the earlier of (a) ten business days after the consummation of the initial sale or sales of securities of the Issuer for cash next following the consummation of the Merger, of which sale the net proceeds to the Issuer are in at least the amount then due and owing under the Note, or on November 12, 1997.


               The Issuer, Drohan and Old Dominion are parties to an investment banking agreement dated December 6, 1996 ("I.B. Agreement"). See Item 4.

               Drohan and the Issuer's wholly owned subsidiary Ty-Breakers are parties to a five year employment agreement dated January 2, 1997 ("Agreement"). The Agreement is attached hereto as an exhibit and incorporated herein by reference. The Agreement contemplates the grant to Drohan of stock options covering 250,000 shares of Common Stock. A condition precedent to the effectiveness of the Agreement and the grant of such options (which condition has not been fulfilled as of the date hereof) is the receipt by the Issuer of at least $500,000 proceeds from the Offering. If and when such options are issued they will be exercisable at a price of $1.00 per share, will vest at the rate of 50,000 per year, and will be contingent upon Drohan's continual employment with Ty-Breakers or with the Issuer.



     Item 7.             Exhibits:

                              1. The Merger Agreement
                              2. The Investment Banking Agreement
                              3. The Promissory Note
                              4. The Escrow Agreement
                              5. The Employment Agreement









                            Signature


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 7, 1997




                                   Signature


                                    /s/ Frank J. Drohan

                                    Frank J. Drohan
                                    Name/Title